SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2017

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company") announced that at the Annual and Special Meeting of Shareholders held yesterday, the following proposals were approved by the shareholders by the requisite majority:

Proposal 1B: The proposal of B.S.D Crown Ltd. to elect Mr. Zwi Williger, Mr. Gil Hochboim, Mr. David Donin and Mr. Joseph Williger as directors of the Company, each to hold office subject to the Company's Articles of Association and the Companies Law.

Proposal 2:  The proposal to re-appoint Deloitte Touche Tohmatsu Limited - Brightman, Almagor, Zohar & Co. CPA (ISR) as the Company's independent auditors for the year ending December 31, 2017 and for the period until the next Annual General Meeting of the Company's shareholders, and to authorize the Company's Board of Directors, upon recommendation of the Audit Committee, to determine their remuneration

The other proposals presented to the shareholders were not approved by the requisite majorities.

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD. (the "Registrant")

Dated: June 21, 2017	By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer